LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbreisman@gmail.com

telephone 954-344-0809

facsimile 309-402-2342

March 17, 2008

Mark P. Shuman, Esq.

Branch Chief-Legal

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

GlobalTel, IP, Inc. ( the “ Company”)

Amendment No. 5 to Registration Statement on Form SB-2 under cover of Form S-1

File No. 333-135585

Dear Mr. Shuman:

Reference is made to your letter of August 7, 2007 with respect to Amendment No. 4 to the Company’s registration statement on Form SB-2.  The registration statement to which Amendment No. 5 relates was filed on From SB-2 prior to February 4, 2008. Accordingly, pursuant to Release No. 33-8876 the Company has filed Amendment No. 5 on Form S-1 and has continued to use the disclosure format and content based on the former Form SB-2.

The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. The comments in paragraphs numbered 11 through 14 will be responded to directly by the Company. The factual basis for the following responses was provided to us by the Company.

The changes and revisions described in this letter refer to Amendment No. 5 to the registration statement.

General

1.

The company has decided not to register any shares held by Interactive Media Technologies, Inc. (“IMT”) and such shares have been removed from the registration statement.

REISMAN & ASSOCIATES, P.A.

Mark P. Shuman, Esq.

March 17, 2008

2.

A new risk factor which begins with the following introduction has been inserted: “Because we do not presently intend to register any of our securities under the Securities Exchange Act of 1934, certain information relating to us and the related regulatory framework may not be publicly available.”

Management’s Discussion and Analysis

3.

The Company has not expanded the Results of Operations discussion because it has sold its assets used in the operations of its former VoIP business and discontinued selling VoIP services. Accordingly, the Company does not believe that any additional information in the Results of Operations discussion relating to its former VoIP business would be material.

4.

The following language has been inserted:

Our current overhead expenses are approximately $150,000 per month. In order for us to cover our monthly overhead expenses, we would have to generate revenues of  approximately $500,000 per month Accordingly, in the absence of revenues, we will need to secure $150,000 in equity or debt capital each month to cover our overhead expenses. In order to remain in business for one year without any revenues we would need to secure $1.8 million in equity or debt capital. If we are unsuccessful in securing sufficient capital or revenues, we would have to cease business in approximately 90 days.

In order to execute our business plan, we will need to acquire substantial additional capital. Our independent certified public accountants have stated in their report for the fiscal year-end that there is a substantial doubt about our ability to continue as a going concern. In the absence of significant revenue and profits, we will be completely dependent on additional debt and equity financing. There can be no assurance that any financing will be available to us, or if it is available, that it will be sufficient to fund our capital expenditures, working capital and other cash requirements. Furthermore we cannot assure you that any such additional funding that may be available can be obtained on terms not unfavorable to us. If we are unable to raise needed funds on acceptable terms, we will not be able to execute our business plan, develop or enhance existing services, take advantage of future opportunities, if any, or respond to competitive pressures or unanticipated requirements. If we do not obtain sufficient capital, we will not be able to continue operations.

REISMAN & ASSOCIATES, P.A.

Mark P. Shuman, Esq.

March 17, 2008

Our Business

5.

The name of the former reseller is Unni Kuttan. The Company has not expanded the disclosure with respect to the reseller because the Company has discontinued selling VoIP services and no longer has any relationship with Mr. Kuttan. In this connection, subparagraph (h)(4)(vi) of Item 101 of Regulation S-K requires, as herein relevant, disclosure “to the extent material to an understanding of the … [Company.]”

Certain Transactions

6.

Because the transaction regarding the stock transfer to Global Trading Inc. occurred prior to the beginning of the Company’s last fiscal year, disclosure of the transaction is not required by Item 404 of Regulation S-K.

7.

Payments made to IMT and the reasons for such payments have been disclosed under the caption “Certain Transactions.”

The Selling Shareholders

8.

Shares to be sold by selling shareholders have been removed form the registration statement.

9.

See response to paragraph numbered 8 above.

Plans of Distribution

10.

Because the shares held by IMT have been removed from the registration statement, the disclosure with respect to the Florida Business Corporation Act is no longer applicable.

Portions of Exhibits 10.10 and 10.12 have been omitted pursuant to an Application for an Order by the Commission Granting Confidential Treatment of Certain Information Contained in Exhibits 10.10 and 10.12 which has been sent by this day by overnight courier to the Office of the Secretary. Appropriate notations have been made in Item 27 of Part II of Amendment No. 5 as well as on the exhibits themselves.

REISMAN & ASSOCIATES, P.A.

Mark P. Shuman, Esq.

March 17, 2008

If you have any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman